SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2013

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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(1)	Press Release, “Dr. Reddy’s Q3 & H1 9 months Financial Results”, February 14, 2013.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad—500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q3 & H1 9 months Financial Results

Q3 FY13 Revenues at 28.7 billion	9 months FY13 Revenues at 82.9 billion
(YoY growth of 23%)#	(YoY growth of 26%)#

Q3 FY13 EBITDA at 6.0 billion	9 months FY13 EBITDA at 18.6 billion

*Adjusted Q3 FY13 PAT at 3.6 billion	**Adj 9 months FY13 PAT at 11.3 billion

Hyderabad, India, February 14, 2013: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended December 31, 2012 under International Financial Reporting Standards (IFRS).

KEY HIGHLIGHTS (Q3 FY13)

•	Consolidated revenues for Q3 FY13 at 28.7 billion, recorded YoY growth of 23%#. Consolidated revenues for 9 months FY13 at 82.9 billion, recorded YoY growth of 26%#.

•	Revenues from the Global Generics segment for Q3 FY13 at 20.8 billion, recorded a YoY growth of 24%# primarily driven by North America and the Emerging market territories.

•	Revenues from the PSAI segment for Q3 FY13 at 7.1 billion, recorded YoY growth of 28%.

•	EBITDA for Q3 FY13 at 6.0 billion, 21% of revenues. EBITDA for 9 months FY13 at 18.6 billion, 22% of the revenues.

•	PAT for Q3 FY13 at 3.8 billion, 13% of revenues. PAT for 9 months at 11.1 billion, 13% of revenues.

•	*Adjusted PAT for Q3 FY13 at 3.6 billion, 13% of revenues.

•	During the quarter, the company launched 17 new products, filed 13 new product registrations and filed 13 DMFs globally.

#	Excluding the impact of the olanzapine profit share recorded in Q3 FY12
*	Adjusted for tax normalization on account of the annual effective tax rate
**	Adjusted for (a) impairment charges in Q2 FY13 and (b) tax normalization on account of the annual effective tax rate.

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 54.86

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

	Q3 FY13			Q3 FY12			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenue	522	28,651	100	505	27,692	100	3
Cost of revenues	247	13,559	47	203	11,117	40	22
Gross profit	275	15,092	53	302	16,575	60	(9)
Operating Expenses
Selling, general & administrative expenses	156	8,571	30	140	7,679	28	12
Research and development expenses	37	2,026	7	28	1,514	5	34
Other operating (income) / expense	(4)	(233)	(1)	(3)	(165)	(1)	41
Results from operating activities	86	4,728	17	138	7,547	27	(37)
Net finance (income) / expense	2	96	0	(3)	(174)	(1)	NC
Share of (profit) / loss of equity accounted investees	(1)	(32)	(0)	(0)	(26)	(0)	23
Profit before income tax	85	4,664	16	141	7,747	28	(40)
Income tax expense	16	882	3	48	2,617	9	(66)
Profit for the period	69	3,782	13	94	5,130	19	(26)
Diluted EPS	0.4	22.20		0.5	30.16		(26)

PROFIT COMPUTATION:

	Q3 FY13		Q3 FY12
EBITDA Computation	($)	( )	($)	( )
PBT	85	4,664	141	7,747
Net Interest Expenses / (Income)	(0)	(13)	3	155
Depreciation	18	971	16	899
Amortization	7	411	7	408
Reported EBITDA	110	6,033	168	9,209

	Q3 FY13		Q3 FY12
Adjusted PAT Computation	($)	( )	($)	( )
PAT (reported)	69	3,782	94	5,130
Adjustments:
Tax adjustment*	(3)	(138)	16	852
Adjusted PAT	66	3,644	109	5,982

*	Q3 FY13 normalized to the FY13 annual effective tax rate and Q3 FY12 normalized to the FY12 annual effective tax rate

Note: The above presented unaudited consolidated income statement for 3 months ended 31 December 2012 is based on the financial submissions to be made with the US SEC in the form 6K. A charge of Rs 20.4 crs towards fuel surcharge adjustment was accounted in Q2 FY13 after the unaudited results were announced as a subsequent event adjustment since the related judgement of AP High Court was delivered before the filing of Form 6K with US SEC for Q2 FY13 financials. However, in the financials submitted to SEBI this charge has been considered in Q3 FY13 only.

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for Q3 FY13 at 20.8 billion, recorded YoY growth of 24%# driven by key markets of North America and the Emerging market territories.

•	Revenues from North America for Q3 FY13 at 9.2 billion ($178 Mn), recorded YoY growth of 38%#.

•	Growth is largely driven by key limited competition products of ziprasidone, tacrolimus, fondaparinux and ramp-up in antibiotics portfolio.

•	Continued focus on gaining market shares in new products such as atorvastatin, metoprolol, ibandronate and montelukast granules during the quarter.

•	31 products from the prescription portfolio are ranked among the Top 3 in their respective market shares. (Source: IMS Health Volumes, November 2012)

•	During the quarter, 4 ANDAs were filed. Cumulatively, 65 ANDAs are pending for approval with the USFDA of which 35 are Para IVs and 8 have ‘First To File’ status.

•	Revenues from Russia and Other CIS markets for Q3 FY13 at 4.4 billion recorded YoY growth of 32%.

•	Revenues from Russia for Q3 FY13 at 3.7 billion recorded YoY growth of 35%, largely aided by seasonal offtake across major brands and new product launches.

•	Revenues from Other CIS markets for Q3 FY13 at 0.7 billion recorded YoY growth of 19%.

•	Revenues from India for Q3 FY13 at 3.7 billion recorded YoY growth of 12%.

•	Biosimilars portfolio grew YoY by 47% during the quarter.

•	8 new brands were launched during the quarter.

•	Revenues from Europe for Q3 FY13 at 1.9 billion declined YoY by 20%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for Q3 FY13 at 7.1 billion, recorded YoY growth of 28%.

•	During the quarter, 13 DMFs were filed globally, including 3 in the US and 1 in Europe. The cumulative number of DMF filings as of December 31, 2012 is 566.

#	Excluding the impact of the olanzapine profit share recorded in Q3 FY12

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin is at 53% in Q3 FY13. Gross profit margin for Global Generics and PSAI business segments are at 60% and 29% respectively.

•	Selling, General and Administration (SG&A) expenses for Q3 FY13 including amortization at 8.6 billion increased YoY by 12%.

•	Research & development expenses for Q3 FY13 at 2.0 billion is at 7% of revenues.

•	Net Finance expense is at 96 million, in Q3 FY13 compared to the net finance income of 174 million in Q3 FY12. The change is on account of :

•	Net decline in the forex benefit primarily on account of the loss on time value of options, due to the recent depreciation in the rupee.

•	Incremental Interest income of 168 million primarily on account of higher interest income from Fixed Deposit and mutual funds.

•	EBITDA for Q3 FY13 is 6.0 billion, 21% of revenues.

•	Profit after Tax in Q3 FY13 at 3.8 billion, 13% of revenues.

•	*Adjusted Profit after tax in Q3 FY13 at 3.6 billion, 13% of revenues.

•	Diluted earnings per share in Q3 FY13 are 22.2.

•	Capital expenditure for Q3 FY13 is 1.5 billion.

*	Adjusted for tax normalization on account of the annual effective tax rate

All figures in millions	All US dollar figures based on convenience translation rate of 1USD = 54.86

Appendix 1: Key Balance Sheet Items

	As on 31st Dec 12		As on 30th Sep 12
Particulars	($)	( )	($)	( )
Cash and cash equivalents	424	23,264	376	20,641
Trade receivables	490	26,873	478	26,247
Inventories	422	23,169	399	21,885
Property, plant and equipment	659	36,126	643	35,300
Goodwill and Other Intangible assets	226	12,436	224	12,297
Loans and borrowings (current & non current)	672	36,825	636	34,901
Trade payables	200	10,996	190	10,412
Equity	1,217	66,789	1,155	63,354

Appendix 2: Revenue Mix by Segment

	Q3 FY13			Q3 FY12
Segment	($)	( )%		($)	( )%		Growth %
Global Generics	380	20,828	73	388	21,287	77	(2)
North America		9,243	44		11,114	52	(17)
Europe		1,931	9		2,426	11	(20)
India		3,718	18		3,333	16	12
Russia & Other CIS		4,380	21		3,317	16	32
RoW		1,556	7		1,097	5	42
PSAI	130	7,127	25	101	5,563	20	28
North America		1,266	18		1,170	21	8
Europe		2,472	35		1,652	30	50
India		1,268	18		862	15	47
RoW		2,121	30		1,880	34	13
Proprietary Products & Others	13	696	2	15	841	3	(17)
Total	522	28,651	100	505	27,691	100	3

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 54.86

Appendix 3: Consolidated Income Statement

	9 months FY13			9 months FY12			Growth
Particulars	($)	( )%		($)	( )%		%
Revenues	1,510	82,866	100	1,279	70,153	100	18
Cost of revenues	713	39,133	47	562	30,818	44	27
Gross profit	797	43,733	53	717	39,335	56	11
Operating Expenses
Selling, general and administrative expenses	453	24,862	30	395	21,651	31	15
Research and development expenses	97	5,347	6	76	4,170	6	28
Impairment loss on goodwill and intangible assets	12	688	1	0	0	0	0
Other operating (income) / expense	(15)	(848)	(1)	(10)	(567)	(1)	50
Results from operating activities	249	13,684	17	257	14,081	20	(3)
Net finance (income) / expense	(1)	(63)	(0)	(1)	(78)	(0)	(20)
Share of (profit) / loss of equity accounted investees	(1)	(79)	(0)	(1)	(43)	(0)	84
Profit before income tax	252	13,826	17	259	14,202	20	(3)
Income tax expense	50	2759	3	61	3,367	5	(18)
Profit for the period	202	11,067	13	197	10,835	15	2
Diluted EPS	1.2	64.95		1.2	63.68		2

Appendix 4: Profit Computation:

	9 months FY13		9 months FY12
EBITDA Computation	($)	( )	($)	( )
PBT	252	13,826	259	14,202
Net Interest Expenses / (Income)	(0)	(1)	11	601
Depreciation	51	2,810	48	2,607
Amortization & Impairment	35	1,932	22	1,202
Reported EBITDA	338	18,567	339	18,612

	9 months FY13		9 months FY12
PAT Computation	($)	( )	($)	( )
PAT (reported)	202	11,067	197	10,835
Adjustments:
Impairment loss on goodwill and intangible assets	13	688
Tax adjustment*	(8)	(417)	2	133
Adjusted PAT	207	11,338	199	10,968

*	Adjusted for tax normalization on account of the annual effective tax rate for respective YTD financial years.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand.

For more information, log on to: www.drreddys.com

CONTACT INFORMATION

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

S Rajan at rajans@drreddys.com / +91-40-49002445

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: February 14, 2013		Name:	Sandeep Poddar
		Title:	Company Secretary